SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Bovespa (São Paulo) NYSE (New York)	AMBV4 – Preferred AMBV3 – Common ABV – Preferred ABVc – Common

STANDARD & POOR’S RATINGS SERVICES RAISED AMBEV’S FOREIGN
AND LOCAL CURRENCY CORPORATE CREDIT RATINGS

São Paulo, December 17, 2004 – Companhia de Bebidas das Américas (AmBev) today announces that Standard &Poor’s Ratings Services raised its foreign and local currency corporate credit ratings. The foreign currency credit corporate rating was raised to “BBB-” from “BB-”, and the local currency corporate credit rating was raised to “BBB” from “BBB-”. The ratings were removed from CreditWatch, where they were placed with positive implications on March 17, 2004, following the announcement of the business combination between AmBev and Interbrew (now InBev). The outlooks on the local and foreign currency ratings are stable. These upgrades make AmBev the first Brazilian company to surpass the Standard & Poor’s sovereign foreign currency rating.

The three-notch foreign currency rating upgrade to “BBB-” incorporates AmBev’s greater geographic diversification and a substantial change in its ability to access foreign currency flows in case of an exchange control event in Brazil, by virtue of its expected access to Canadian source cash-flow of its now 100% directly owned subsidiary, Labatt Brewing Company Limited. The one-notch local currency rating upgrade reflects the improvement in AmBev’s business and financial profile as a consequence of the business combination with InBev, which enabled the merger of Labatt into AmBev. The “BBB” local currency rating reflects its diversified business profile, with revenue streams from higher growth emerging markets and more predictable established markets, its strong brand awareness, its dominant market position in the Brazilian and Canadian beer market, and a very cost-efficient operation and prudent financial policy.

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.